UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

DEERFIELD CAPITAL CORP.

(Exact name of registrant as specified in its charter)

Maryland	20-2008622
(State of incorporation)	(IRS Employer Identification No.)

6250 North River Road
Rosemont, Illinois	60018
(Address of principal executive offices)	(Zip Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:

Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable):  Not Applicable.

Securities registered pursuant to Section 12(g) of the Act:  None.

Item 1.              Description of Registrant’s Securities to be Registered.

This Form 8-A is being filed in connection with the listing of the common stock, par value $0.001 per share, of Deerfield Capital Corp. (“we,” “us,” or “our company”) on the NASDAQ Stock Market LLC under the symbol “DFR” on or after December 7, 2009.

The following summary description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws, copies of which have been filed as exhibits to and incorporated by reference in this registration statement.

General

Our charter provides that we may issue up to 500,000,000 shares of common stock and 100,000,000 shares of preferred stock, both having par value $0.001 per share.  As of December 4, 2009, 6,454,924 shares of common stock were issued and outstanding, and no shares of preferred stock were issued and outstanding.  The majority of our board of directors (our “Board”), without any action on the part of our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.  Under Maryland law, our stockholders generally are not personally liable for our debts and obligations solely as a result of their status as stockholders.

Common Stock

All shares of our common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable.  Distributions may be paid to the holders of our common stock if, as and when authorized by our Board and declared by us out of funds legally available therefor.  Shares of our common stock have no preemptive, appraisal, preferential exchange, conversion, sinking fund or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by restrictions set forth in our charter.  In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after payment of or adequate provision for all of our known debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time.

Subject to any restrictions on the transfer and ownership of our stock that may be set forth in our charter from time to time and except as may otherwise be specified in the terms of any class or series of common stock, each share of our common stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders, including the election of directors.  Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power.  Our Board is classified, and there is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter.  However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.  Our charter generally provides for approval of charter amendments and extraordinary transactions, which first have been declared advisable by our Board, by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter.  An affirmative vote of two-thirds of all votes entitled to be cast on the matter is required for approval of amendments to our charter related to (i) removal of directors from our Board, (ii) the classification and reclassification of shares of our preferred stock, (iii) the classification and reclassification of shares of our common stock and (iv) restrictions on transfer and ownership relating to our prior status as a real estate investment trust (“REIT”) that are no longer effective.

A description of certain other Maryland laws and provisions of our charter and bylaws is set forth under the caption “Important Provisions of Maryland Law and Our Charter and Bylaws” in our registration statement on Form S-3 (File No. 333-149992) filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2008, as amended on April 22, 2008, and is incorporated herein by reference.

Preferred Stock

Our Board may authorize the issuance of shares of any class or series of preferred stock, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series as it may determine.  Prior to issuance of shares of each class or series of preferred stock, our Board will be required by Maryland law and our charter to fix the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series.  Thus, our Board could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our common stock or otherwise be in their best interests.  As of December 4, 2009, no shares of preferred stock were outstanding.  While we have no present plans to issue any preferred stock, we may determine to issue preferred stock at any time in the future.

Power to Reclassify Shares of Our Stock

Our charter authorizes our Board to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock.  Prior to issuance of shares of each class or series, our Board is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series.  Thus, our Board could authorize the issuance of shares of common or preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Power to Issue Preferred Stock and Additional Shares of Common Stock

We believe that the power of our Board to amend our charter without stockholder approval to increase the total number of authorized shares of our stock or any class or series of our stock, to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise.  The additional classes or series, as well as our common stock, will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.  Our Board could authorize us to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Restrictions on Ownership and Transfer

During the third quarter of 2008, our status as a REIT terminated when we converted to a C corporation to maximize the use of potential significant tax benefits and provide more flexibility with respect to future capital investment, at which point in time the restrictions on ownership and transfer of our capital stock set forth in Article VI of our charter ceased to have any effect.

On May 20, 2009, we amended our charter to restrict certain acquisitions and dispositions of our securities with the intention of preserving the benefit of our net operating losses, net capital losses and certain other tax attributes for tax purposes. The amendment generally prohibits any direct or indirect sale, transfer, assignment, exchange, issuance, grant, redemption, repurchase, conveyance, pledge or other disposition of shares of our common stock or rights or options to purchase our common stock or any other interests that would be treated as our stock under the income tax regulations promulgated under the Internal Revenue Code of 1986, as amended (the “Code”), if as a result of such sale, transfer, assignment, exchange, issuance, grant, redemption, repurchase, conveyance, pledge or other disposition, any person or group becomes a 5% shareholder (as defined in the Code), which generally includes a person or group that beneficially owns 5% or more of the market value of the total outstanding shares of our common stock, or the percentage of our common stock owned by a 5% shareholder (as defined in the Code) would be increased. As a result of these restrictions, certain transfers of stock by existing 5% shareholders are prohibited. In addition to other exceptions, a person will not be treated as violating the amendment as a result of acquiring shares of stock, directly or indirectly, as a result of the issuance of a warrant, the exercise thereof, or the transfer or acquisition of such warrant or stock acquired thereby where such warrant had first been issued upon approval of our Board unless and until the person to whom such warrant was issued thereafter acquires any stock that is unrelated to such warrant. Our Board has granted limited exemptions from the charter amendment described above.

Subject to stockholder approval, we could amend our charter to implement new restrictions on ownership and transfer of our capital stock.  Any such ownership limitations that may be contained in our charter could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or might otherwise be in the best interests of our stockholders.

Warrants

On April 9, 2009, in connection with our investment venture with Pegasus Capital Advisors L.P. (“Pegasus”), we issued to Pegasus Deerfield (AIV), LLC, an affiliate of Pegasus (“Pegasus Deerfield”), (i) a five-year warrant to purchase 2,500,000 shares of our common stock at an exercise price of $4.25 per share (“Warrant A”) and (ii) a five-year warrant to purchase 500,000 shares of our common stock at an exercise price of $10.00 per share (“Warrant B”).  Warrant A and Warrant B are collectively referred to herein as the “Warrants.”  The 2,500,000 shares of our common stock underlying Warrant A and the 500,000 shares of our common stock underlying Warrant B are collectively referred to herein as the “Warrant Shares.”  Simultaneously with the execution of the Warrants, we entered into a Registration Rights Agreement, dated as of April 9, 2009 (as more fully described below) with Pegasus Deerfield that provides registration rights with respect to the Warrant Shares.

Each Warrant is exercisable at any time on or prior to its expiration date, subject to certain vesting restrictions described below.  The expiration date under each Warrant means the earlier to occur of (i) April 9, 2014 or (ii) at the written election of the Warrant holder, on or before the 30th day following the date of our notice to such holder of the commencement of the marketing of the second successor fund to Deerfield Pegasus Loan Capital LP (“DPLC”), a private investment fund as to which Deerfield Capital Management LLC, our investment management subsidiary, serves as the investment advisor.

Each Warrant entitles its holder to purchase the shares of common stock specified on the face of such Warrant at the price specified on the face of such Warrant, subject to adjustment in accordance with the anti-dilution and other adjustment provisions described below.  The holder of each Warrant will be able to exercise any vested portion of such Warrant, in whole or part, by delivering to us the certificate representing such Warrant, the exercise notice properly completed and executed and payment of the aggregate exercise price for the number of shares of common stock as to which such Warrant is being exercised.

The exercise price will be payable at our option prior to January 1, 2011 and with the consent of each Warrant holder thereafter: (i) in cash or by wire transfer of immediately available funds or (ii) by cashless exercise, pursuant to which the Warrant holder will receive the number of shares of our common stock equal to the quotient of (A) the product of (1) the number of shares purchasable under the Warrant (or portion thereof) in respect of which the Warrant is being exercised and (2) the closing price per share of our common stock on the date of the exercise notice minus the exercise price per share on the date of the exercise notice and (B) the closing price per share of our common stock on the date of the exercise notice.

Any vested portion of either Warrant is immediately exercisable upon issuance, provided that no Warrant will vest prior to July 9, 2011, the date that is 27 months following the initial closing date under the Warrants.  Provided that the average invested capital of the holder of each Warrant in DPLC and DPLC General Partner LLC (“DPLC GP”), general partner of DPLC, during the period commencing January 9, 2010 and terminating July 9, 2011 is equal to at least $50 million, the Warrant holder’s interest in the Warrant Shares will vest in accordance with its “vesting percentage.”  The Warrant holder’s “vesting percentage” under each Warrant is a fraction, expressed as a percentage, the numerator of which will be the aggregate amount of funds that the holder has contributed to DPLC and DPLC GP (each such contribution of funds, a “Capital Contribution”), and the denominator of which will be $75 million.  The interest of the Warrant holder in the Warrant Shares will continue to vest in accordance with such vesting formula to the extent the Warrant holder makes additional Capital Contributions thereafter.

Each Warrant may be exercised at any time in whole or in part at the applicable exercise price until its expiration date and subject to its vesting requirements, each as described above.  No fractional shares of our common stock will be issued upon the exercise of the Warrants.  Rather, the number of shares of common stock issued will be rounded up or down to the nearest whole number.

Each of the Warrants provides for the adjustment of the exercise price and the number of our common shares issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of common stock or common stock options to holders of our common shares, and upon the taking of any action by us that, in the opinion of a Warrant holder, materially and adversely affects the rights of such holder.  The Warrants do not entitle the holders thereof to any voting or other rights such as are accorded to our stockholders.

The Warrants were issued to accredited investors in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).  Neither the Warrants nor the Warrant Shares are subject to any contractual restrictions on transfer.  We have granted registration rights to Pegasus Deerfield with respect to the Warrant Shares as set forth in the Registration Rights Agreement executed concurrently with the Warrants.

The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by reference to Warrant A and Warrant B, each as amended, which are filed as Exhibits 4.1, 4.2, 4.3 and 4.4 to this Registration Statement on Form 8-A and incorporated herein by reference.

Registration Rights Agreement

Simultaneously with the execution of the Warrants, we entered into a Registration Rights Agreement, dated as of April 9, 2009 (the “Registration Rights Agreement”).  The Registration

Rights Agreement provides, among other things, that under certain circumstances we must prepare and file one or more registration statements with the  SEC registering the resale of “registrable securities.”  The Registration Rights Agreement defines “registrable securities” as (i) all of the shares of our common stock (including shares issuable pursuant to the exercise of a Warrant) owned or held by Pegasus Deerfield and its transferees (collectively, the “Investor Parties”) under the Registration Rights Agreement and (ii) any of our securities issued as a dividend or other distribution with respect to any of the shares described in clause (i) above.

The Registration Rights Agreement grants certain “demand” and “piggyback” registration rights to holders of the registrable securities.  In the event holders of a majority-in-interest of the registrable securities underlying a Warrant so demand at any time and from time to time, we must prepare and file with the SEC a registration statement registering the shares held by such holders for resale.  We are not obligated to register shares upon such demand more than two times with respect to the registrable securities underlying each of Warrant A and Warrant B, for an aggregate of four demand registrations in total (subject to customary cutbacks due to market conditions).  We are not required to cause a registration statement to become effective pursuant to the exercise of such demand registration rights at any time prior to April 9, 2011, which is the second anniversary of the initial closing date under the Warrants.

In addition, at any time and from time to time, any Investor Party may request in writing that we register the resale of all or a portion of such Investor Party’s registrable securities on a Form S-3 or any other short-form registration statement then available.  Upon receipt of such a request, we are required to give prompt notice of the proposed Form S-3 registration to the other Investor Parties and, as soon as practicable thereafter, effect the registration of registrable securities held by the requesting Investor Party and any other Investor Parties joining in such request.  Notwithstanding the foregoing, we are not required to effect any such Form S-3 registration (i) if Form S-3 is not then available for the proposed offering, (ii) if the aggregate public offering price of the securities proposed to be included in the registration does not exceed $500,000 or (iii) at any time prior to April 9, 2011, which is the second anniversary of the initial closing date under the Warrants.

In addition to the demand and Form S-3 registration rights described above, in the event we determine to prepare and file with the SEC a registration statement registering any shares of our equity securities (including securities exchangeable for or convertible into equity securities), then holders of registrable securities then outstanding generally may seek to include, or “piggyback,” their shares of common stock on such registration statement (subject to customary cutbacks due to market conditions).

If we are required to effect the registration of any registrable securities upon the exercise of demand, Form S-3 or piggyback rights under the Registration Rights Agreement, we generally must use our reasonable best efforts to effect the registration and sale of such securities as expeditiously as practicable.  With respect to a request for demand registration and any related piggyback registrations, we must prepare and file with the SEC a registration statement on an appropriate form within 45 days after receipt of such demand request.  Upon the good faith determination of our Board that a demand registration would be materially detrimental to us or our stockholders, we may defer such registration for up to 60 days.  This deferral right is not exercisable by us more than once during any 365-day period.

We are obligated to keep any registration statement relating to registrable securities effective for so long as such securities remain registrable securities in accordance with, and subject to, the terms and conditions of the Registration Rights Agreement.

We will pay all expenses incurred by the holders of registrable securities in connection with any piggyback registration, demand registration or Form S-3 registration undertaken pursuant to the Registration Rights Agreement, including the fees and expenses of one legal counsel selected by the holders of a majority-in-interest of the registrable securities included in a particular registration.  Further, among other things, we are required under the Registration Rights Agreement to use our commercially reasonable best efforts to obtain eligibility to use Form S-3 and take such further action as the holders of registrable securities may reasonably request to enable such holders to sell their registrable securities without registration in accordance with Rule 144 under the Securities Act.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 10.1 to this Registration Statement on Form 8-A and incorporated herein by reference.

Transfer Agent and Registrar

The transfer agent and registrar for our shares of common stock is American Stock Transfer & Trust Company.

Item 2.    Exhibits.

Exhibit No.	Description of Exhibit

3.1

Articles of Amendment and Restatement of Deerfield Capital Corp., as amended and supplemented (incorporated by reference to Exhibit 3.1 to Deerfield Capital Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, filed with the SEC on August 10, 2009).

3.2

Bylaws of Deerfield Capital Corp. (incorporated by reference to Exhibit 3.2 to Deerfield Capital Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, filed with the SEC on August 11, 2008).

4.1

Warrant, dated April 9, 2009, issued by Deerfield Capital Corp. to Pegasus Deerfield (AIV), LLC (incorporated by reference to Exhibit 4.1 to Deerfield Capital Corp.’s Current Report on Form 8-K filed with the SEC on April 15, 2009).

4.2

Warrant, dated April 9, 2009, issued by Deerfield Capital Corp. to Pegasus Deerfield (AIV), LLC (incorporated by reference to Exhibit 4.2 to Deerfield Capital Corp.’s Current Report on Form 8-K filed with the SEC on April 15, 2009).

4.3

Amendment No. 1, dated September 23, 2009, to the Warrant, dated April 9, 2009, issued by Deerfield Capital Corp. to Pegasus Deerfield (AIV), LLC (incorporated by reference to Exhibit 4.1 to Deerfield Capital Corp.’s Current Report on Form 8-K filed with the SEC on September 24, 2009).

4.4

Amendment No. 1, dated September 23, 2009, to the Warrant, dated April 9, 2009, issued by Deerfield Capital Corp. to Pegasus Deerfield (AIV), LLC (incorporated by reference to Exhibit 4.2 to Deerfield Capital Corp.’s Current Report on Form 8-K filed with the SEC on September 24, 2009).

10.1

Registration Rights Agreement, dated April 9, 2009, between Deerfield Capital Corp. and Pegasus Deerfield (AIV), LLC (incorporated by reference to Exhibit 10.1 to Deerfield Capital Corp.’s Current Report on Form 8-K filed with the SEC on April 15, 2009).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DEERFIELD CAPITAL CORP.

Date: December 7, 2009	By:	/s/ Robert A. Contreras
	Name:	Robert A. Contreras
	Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

3.1

Articles of Amendment and Restatement of Deerfield Capital Corp., as amended and supplemented (incorporated by reference to Exhibit 3.1 to Deerfield Capital Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, filed with the SEC on August 10, 2009).

3.2

Bylaws of Deerfield Capital Corp. (incorporated by reference to Exhibit 3.2 to Deerfield Capital Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, filed with the SEC on August 11, 2008).

4.1

Warrant, dated April 9, 2009, issued by Deerfield Capital Corp. to Pegasus Deerfield (AIV), LLC (incorporated by reference to Exhibit 4.1 to Deerfield Capital Corp.’s Current Report on Form 8-K filed with the SEC on April 15, 2009).

4.2

Warrant, dated April 9, 2009, issued by Deerfield Capital Corp. to Pegasus Deerfield (AIV), LLC (incorporated by reference to Exhibit 4.2 to Deerfield Capital Corp.’s Current Report on Form 8-K filed with the SEC on April 15, 2009).

4.3

Amendment No. 1, dated September 23, 2009, to the Warrant, dated April 9, 2009, issued by Deerfield Capital Corp. to Pegasus Deerfield (AIV), LLC (incorporated by reference to Exhibit 4.1 to Deerfield Capital Corp.’s Current Report on Form 8-K filed with the SEC on September 24, 2009).

4.4

Amendment No. 1, dated September 23, 2009, to the Warrant, dated April 9, 2009, issued by Deerfield Capital Corp. to Pegasus Deerfield (AIV), LLC (incorporated by reference to Exhibit 4.2 to Deerfield Capital Corp.’s Current Report on Form 8-K filed with the SEC on September 24, 2009).

10.1

Registration Rights Agreement, dated April 9, 2009, between Deerfield Capital Corp. and Pegasus Deerfield (AIV), LLC (incorporated by reference to Exhibit 10.1 to Deerfield Capital Corp.’s Current Report on Form 8-K filed with the SEC on April 15, 2009).